# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Processa Pharmaceuticals, Inc., CIK 0001533743
CUSIP: 74275C304
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 601 21ST STREET, SUITE 300, VERO BEACH, Florida (FL), 32960
Date of event which requires filing of this statement: 08/05/2025
Filed by CIK 0002081456
Persons authorized to receive notices and communications: Michelle Reihel, 2029 Century Park East Suite 400, Los Angeles, California (CA), 90067, (213) 596-5620

## Reporting persons
- Chiliz Group Ltd. (CIK 0002081456): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: other (OO); sole voting power 5,467,181; shared voting power 0; sole dispositive power 5,467,181; shared dispositive power 0; aggregate amount beneficially owned 5,467,181 (10.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Processa Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 601 21ST STREET, SUITE 300, VERO BEACH, Florida (FL), 32960

## Item 2. Identity and Background
Name of person filing: The Chiliz Group Ltd, formally HX Entertainment Ltd
Residence or business address: 14 East, Level 7Triq Tas-Sliema, Gzira GZR 1639Malta
Present principal occupation or employment: The principal business of The Chiliz Group (formally, HX Entertainment) is investment and entertainment services. The Chiliz Group is controlled by Alexandre Dreyfus, who serves as Chief Executive Officer of Chiliz Group, Socios.com, and Qamar Ventures. Mr. Dreyfus is a prominent entrepreneur in the blockchain and cryptocurrency industry.
Criminal convictions in the last five years: During the last five years, neither The Chiliz Group (formally, HX Entertainment) nor any of the persons controlling The Chiliz Group have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, neither HX Entertainment nor any of the persons controlling The Chiliz Group (formally, HX Entertainment) have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Chiliz Group (formally, HX Entertainment) is organized under the laws of Malta. Alexandre Dreyfus, who controls The Chiliz Group, is a French citizen residing in Malta.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the 5,467,181 shares of Common Stock beneficially owned by The Chiliz Group (formally, HX Entertainment) was approximately $1,243,784, based on the purchase price of approximately $0.2275 per share.The funds used to purchase the Common Stock were derived from The Chiliz Group's working capital and investment funds. No portion of the purchase price was borrowed, and no securities of the Issuer were pledged to secure any indebtedness.

## Item 4. Purpose of Transaction
Purpose of transaction: The Chiliz Group (formally, HX Entertainment) acquired the Common Stock for investment purposes as part of a strategic investment in the Issuer. The investment aligns with The Chiliz Groups's interest in companies exploring innovative financial strategies, particularly in the emerging biotech-fintech convergence sector.The Issuer has announced its exploration of cryptocurrency treasury strategies, which complements The Chiliz Group's expertise and investment focus in blockchain and digital asset technologies through its association with blockchain companies Chiliz and Socios.com. The Chiliz Group currently intends to hold the Common Stock for investment purposes. However, The Chiliz Group continuously evaluates its investment in the Issuer and may, depending on various factors including but not limited to the Issuer's financial position, business strategy, market conditions, and other investment opportunities available to The Chiliz Group:(a) acquire additional securities of the Issuer or dispose of securities of the Issuer;(b) engage in discussions with management, the board of directors, and/or other stockholders of the Issuer regarding the business, operations, management, strategic alternatives, and future plans of the Issuer;(c) seek representation on the board of directors of the Issuer;(d) propose changes in the capitalization, ownership structure, board composition, or management of the Issuer;(e) propose strategic alternatives for the Issuer, including potential business combinations, mergers, or similar transactions;(f) propose changes to the Issuer's business strategy, including its announced cryptocurrency treasury initiatives; or(g) take any other actions which The Chiliz Group may determine to be necessary or desirable to maximize the value of its investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Chiliz Group (formally, HX Entertainment) beneficially owns 5,467,181 shares of Common Stock, representing approximately 10.9% of the outstanding Common Stock of the Issuer based on 50,349,149 shares outstanding as of August 5, 2025, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on August 7, 2025. The Chiliz Group has sole voting power and sole dispositive power with respect to all 5,467,181 shares.
Number of shares as to which each person has sole or shared power to vote or dispose: The Chiliz Group (formally, HX Entertainment) has sole voting power with respect to 5,467,181 shares and sole dispositive power with respect to 5,467,181 shares of Common Stock.
Transactions in the class effected during the past sixty days: The following transactions in the Common Stock were effected by The Chiliz Group (formally, HX Entertainment) during the past sixty (60) days: Date: August 4, 2025Number of Shares: 5,032,398Price per Share: Approximately $0.2275Nature of Transaction: Purchase of restricted securities pursuant to Securities Purchase Agreement Date: August 5, 2025Number of Shares: 434,783Price per Share: Approximately $0.2275Nature of Transaction: Purchase of restricted securities pursuant to Securities Purchase Agreement All shares were acquired pursuant to a Securities Purchase Agreement dated August 4, 2025, as disclosed in the Issuer's Form 8-K filed with the Securities and Exchange Commission on August 7, 2025.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by The Chiliz Group (formally, HX Entertainment.)
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: not applicable

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None

## Signatures
- Chiliz Group Ltd.: Michelle Reihel, Michelle Reihel/Authorized signatory (10/15/2025)